Exhibit (a)(14)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SARAVANAN SOMLINGA, On Behalf of Himself and	)
All Others Similarly Situated,	)
)
Plaintiff,	)	C.A. No.
)
v.	)
)
ALEC G. DREYER, JOSEPH M. O’DONNELL, JOHN	)
McCARTER, R. BLAKE YOUNG, NORA MEAD	)
BROWNELL, A. LAURENCE JONES, JOHN REGO,	)
RUDOLF J. HOEFLING, DAVID R. KUZMA, JAMES	)
J. MOORE, COMVERGE, INC., PEAK MERGER	)
CORP., and H. I. G. CAPITAL, LLC,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Saravanan Somlinga (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of Comverge, Inc. (“Comverge” or the “Company”) against certain officers and/or directors of Comverge (the “Board”), and other persons and entities involved in a proposed transaction through which the Company will merge with Peak Merger Corp. (“Merger Sub”), an affiliate of H. I. G. Capital, LLC (“HIG”) (Merger Sub and HIG are referred to as HIG) for inadequate consideration.

2. On March 26, 2012, Comverge and HIG issued a press release announcing that they had entered into a definitive merger agreement for HIG to acquire Comverge, via a tender offer, in a deal with a total enterprise value of approximately $49 million in equity value. Under the terms of the Proposed Transaction (as defined below), Comverge common shareholders will receive $1.75 per share in cash for each Comverge share they own.

3. Specifically, pursuant to the Agreement and Plan of Merger dated March 26, 2012 (“Merger Agreement”) entered into between Comverge and HIG, HIG announced that it will commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of Comverge’s common stock at a purchase price of $1.75 per share in cash following a 30 day go shop period (subject to a 10 day extension), to be followed by a merger of Merger Sub with and into the Company.

4. The Proposed Transaction is designed to preclude shareholders from voicing opposition as the Merger Agreement contains certain preclusive devices, including a top-up option (“Top-Up Option”). The Top-Up Option is coercive because it can be used, inter alia, after a majority of outstanding shares have been tendered in support of the Tender Offer (the “Minimum Condition”) to reach the 90% threshold to effectuate a short form merger (the “Short Form Threshold”).

5. As described below, both the consideration to Comverge common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction, are fundamentally unfair to Plaintiff and the other common shareholders of the Company. In fact, Comverge stock is trading in excess of the Proposed Transaction price and closed at $1.83 per share on March 28, 2011. Moreover, Wall Street analysts have pegged an average target price for Comverge shares of $3.23, and certain analysts have a price as high as $6 to $8 for Comverge shares, all target prices well in excess of Proposed Transaction price. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to Comverge’s common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

6. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

PARTIES

7. Plaintiff currently holds shares of common stock of Comverge and has held such shares at all relevant times.

8. Defendant Comverge Services, Inc. is a Delaware corporation with headquarters at 5390 Triangle Parkway, Suite 300, Norcross, GA 30092. Comverge provides environmentally responsible peak electric demand reduction achieved through Demand Response solutions and technologies.

9. Defendant Alec G. Dreyer (“Dreyer”) has been a member of the Board of Directors since January 2008 and serves as the Chairman of the Board and lead director. From February 2000 to September 2005, Dreyer served as an Executive Vice President of publicly traded Dynergy, Inc. and President of Dynergy Generation, a division of Dynergy, Inc.

10. Defendant Joseph M. O’Donnell (“O’Donnell”) has been a member of the Board of Directors since October 2009 and currently serves as chair of the Nominating and Corporate Governance Committee since October 2010. O’Donnell is currently retired and most recently served as Chief Executive Officer of Inmar, Inc., a leading provider of technology-driven logistics and supply chain software and services.

11. Defendant John McCarter (“McCarter”) has been a member of the Board of Directors since October 2010 and serves on the Compensation Committee. McCarter is currently retired from General Electric (GE) after more than thirty years and serving in corporate officer roles in GE’s Energy business and its corporate region management.

12. Defendant R. Blake Young (“Young”) has been President and Chief Executive Officer of the Company since he was appointed in February 2010 and has served as a member of the Comverge Board of Directors since August 2006. Prior to his appointment, Young was the founder and Managing Partner of Cap2ity Consulting Group, a business, technology and management consulting group from June 2009 to February 2010. Young held various senior management position with Dynergy Inc., including Executive Vice President and Chief Executive Administrative Officer as well as Executive Vice President & President of Global Technology from 1998 to 2005.

13. Defendant Nora Mead Brownell (“Brownell”) has been a member of the Board of Directors since December 2006 and currently serves as chair of the Compensation and Regulatory Committees. In 2009, Brownell co-founded ESPY Energy Solutions, LLC, a woman-owned business providing consulting services.

14. Defendant A. Laurence Jones (“Jones”) has been a member of the Board of Directors since October 2009 and serves on the Audit and Nominating and Corporate Governance Committees. Jones is currently Chief Executive Officer and a member of the board of directors of StarTek, Inc., a provider of outsourced call center and customer support services for the communications industry with over 9,000 employees in the United States, Canada and the Philippines.

15. Defendant John Rego (“Rego”) has been a member of the Board of Directors since October 2010 and serves on the Audit Committee. Since May 2010, Rego has been serving as the Chief Financial Officer and Treasurer of Petra Solar, Inc., a New Jersey-based clean energy technology company that provides solar and smart grid solutions for utility, commercial and residential applications.

16. Defendant David R. Kuzma (“Kuzma”) is a member of the Board of Directors, and former president of Sempria Energy Resources.

17. Defendant James J. Moore (“Moore”) is a member of the Board of Directors and a principal of Dramond Castle LLC.

18. Defendant Rudolf J. Hoefling (“Hoefling”) is a member of the Board of Directors and founder of Globus LLC an international consulting firm.

19. Defendants Young, Brownell, Dreyer, Hoefling, Jones, Kuzma, McCarter, Moore, O’Donnell and Rego are collectively referred to hereinafter as the “Individual Defendants.”

20. Defendant H. I. G. Capital, LLC is a Miami, FL based private equity firm with its principal executive offices located at 1450 Brickell Avenue, Miami, FL 33131.

21. Defendant Peak Merger Sub is a Delaware entity and a wholly-owned subsidiary of HIG.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

22. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Comverge (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

23. By virtue of their positions as directors and/or officers of Comverge, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Comverge to engage in the practices complained of herein.

24. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

25. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Comverge, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Comverge common stock.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action on his own behalf and as a class action pursuant to Court of Chancery Rule 23, as to all holders of Comverge common stock who are being and will be harmed by Defendants’ actions described below (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

27. This action is properly maintainable as a class action.

28. The Class is so numerous that joinder of all members is impracticable. As of March 6, 2012, Comverge had in excess of 27.5 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

29. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b) whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Comverge shareholders in violation of their fiduciary duties;

(c) whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(d) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated; and

(e) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

30. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

32. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

33. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

34. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

35. Comverge is a leading provider of intelligent energy management, or IEM, solutions that empower utilities, commercial and industrial customers, and residential consumers to use energy in a more effective and efficient manner. IEM solutions build upon demand response, enabling two-way communication between providers and consumers, giving all customer classes the insight and control needed to optimize energy usage and meet peak demand. Beyond reducing the energy load, this approach reduces costs for the utility or grid operator, integrates other systems and allows for the informed decision-making that will power the smart grid. Comverge provides IEM solutions through two reportable segments: the Residential Business segment and the Commercial & Industrial, or C & I, Business segment. The Residential Business segment sells IEM solutions to utility customers for use in programs with residential and small commercial end-use participants. These solutions include hardware, IntelliSOURCE software and services, such as installation, participant marketing and program management.

36. Comverge’s IEM solutions enable their electric utility industry customers and open market operators to address issues they confront on a daily basis, such as rising demand, decreasing supply, fluctuating commodity prices, reducing greenhouse gases and emerging government or regulatory mandates to use energy efficiency solutions to address these issues.

B.	The Proposed Transaction

37. On March 26, 2012, Comverge and HIG issued a joint press release announcing that they had entered into the Merger Agreement. Under the terms of the Proposed Transaction, HIG will acquire Comverge by making the cash Tender Offer to acquire all of the outstanding shares of common stock of Comverge at a purchase price of just $1.75 per share:

NORCROSS, Ga., March 26, 2012 (GLOBE NEWSWIRE) – Comverge, Inc. (Nasdaq: COMV) (the “Company”), the leading provider of Intelligent Energy Management solutions for Residential and Commercial & Industrial (C & I) customers, today announced that it has entered into an agreement to be acquired by Peak Merger Corp., an affiliate of H. I. G. Capital, LLC, a leading global private investment firm, for $1.75 per share in cash, or approximately $49 million in equity value.

The offer price represents a premium of approximately 18 percent over Comverge’s average closing price of $1.48 over the last 30 days. The H. I. G. Capital offer is not subject to a financing condition. Affiliates of H. I. G. Capital will provide debt financing to Comverge in the amount of $12.0 million, which is not contingent on the closing of the acquisition by H. I. G. Capital.

Acting upon the unanimous recommendation of the Strategy Committee of the Board, which is comprised entirely of independent directors, the Comverge Board of Directors has approved the definitive agreement.

“Today’s announcement is the culmination of an extensive review of financing and strategic alternatives available to Comverge,” said Alec Dreyer, Comverge’s Chairman of the Board of Directors. “We are pleased to have found a solution to the Company’s immediate need for capital to fund ongoing operations that not only preserves value for stockholders but also provides immediate cash value to stockholders. The transaction addresses the risks associated with the Company’s liquidity position, provides for our financial viability going forward and allows Comverge to continue to execute on its business plan with the financial backing of H. I. G. Capital. Our Board of Directors is pleased with the outcome of this review process and believes that the transaction with H. I. G. Capital is in the best interests of our stockholders.”

“We are excited to have reached this agreement that will position Comverge for long-term success, while at the same time providing a return to shareholders and an immediate cash infusion to the Company,” said Brian Schwartz, Executive Managing Directors, H. I. G. Capital. “We have been impressed with the level of innovation, solutions, customer base, and the market outlook for demand response. Under H. I. G. Capital’s ownership, Comverge will have the necessary capital to focus its efforts on enhancing and broadening its solutions portfolio, which will ultimately enhance the Company’s long-term growth prospects. We look forward to finalizing and working closely with the Company over the coming months to promote Comverge’s continued success.”

*    *    *

Transaction Terms

Pursuant to the definitive agreement, Comverge is permitted to solicit alternative proposals from third parties during a go-shop period of 30 days following the date of the definitive agreement, with the potential for a 10 day extension. There can be no assurance that the solicitation of alternative proposals will result in Comverge receiving a superior proposal from a third party, or that if the Company does receive an alternative proposal that is a superior proposal, that a transaction relating to the superior proposal will be completed. J. P. Morgan, which has acted as the Company’s financial advisor over the last 18 months regarding financing and strategic alternatives, will advise the Company during the go-shop period. Comverge does not anticipate that it will disclose any development with regard to this go-shop process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal.

In connection with today’s announcement, it is expected that H. I. G. Capital will commence a tender offer for all of the outstanding shares of Comverge not earlier than 10 business days or later than 20 business days after the date of the definitive agreement. The tender offer is conditioned upon, among other things, satisfaction of the minimum tender condition of a majority of the Company’s outstanding common stock, receipt of regulatory approvals, and other customary closing conditions.

If the tender offer is completed, H. I. G. Capital will acquire all remaining shares of the Company’s common stock through a second-step merger in which the holders of all shares not tendered in the tender offer and with respect to which appraisal rights are not timely and properly exercised will receive $1.75 in cash for each share of Comverge common stock they own, the same consideration per share as paid in the tender offer.

38. The price offered in the Proposed Transaction does not offer a premium to Comverge’s current market price, which is currently trading at $1.79 per share, and traded as high as $5.06 per share as recently as April 1, 2011.

39. Indeed on July 28, 2011, Tom Konrad in www.seekingalpha.com, “Comverge: An Attractive Acquisition Target” stated that at Comverge’s then-current price of $3.22, Comverge was an attractive acquisition target, with potentially $6-8 worth of value.

40. This value was reflected in Comverge’s financial results for the fiscal year ended December 31, 2011 announced on March 15, 2012, wherein the Company reported revenues of $136.4 million compared to $119.4 million in the prior year.

41. On March 19, 2012, an article on www.seekingalpha.com, “Comverge: Investing in the Smart Grid of the Future”, stated that the Company’s earnings were the “strongest operational and financial performance in the [c]ompany’s history.”

42. Accordingly, the consideration offered to Comverge’s public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Comverge’s common stock is materially in excess of the amount offered for those securities in the Proposed Transaction given the Company’s prospects for future growth and earnings.

43. However on February 24, 2012, Grace Bay Holdings II, LLC (“Grace Bay”), the manager of which is Bayside Capital, Inc. (“Bayside”), the sole shareholders of which are Sami W. Mnaymneh and Anthony A. Tamer, the co-founders and co-managing partners of HIG, entered into an Assignment and Assumption Agreement (“HIG Agreement”) with Partners for Growth III, L.P. (“PFG”) pursuant to which Grace Bay purchased a 51% interest in a Comverge Convertible Note held by PFG with a face value of $15 million and convertible into 2,747,252 shares of common stock (“Note”). Grace Bay has an 18 month option to purchase the remaining 49% of the Note, and PFG is prohibited from transferring the Note to anyone other than Grace Bay during the option period.

44. In connection with the Note, Comverge was required to meet set revenue targets and other criteria. Grace Bay declared an event of default pursuant to which Grace Bay is entitled to certain amortization payments, entitling Grace Bay to approximately $6.8 million that would be due over the first twelve months after Grace Bay’s election. Thus, the Proposed Transaction was the result of coercive tactics by HIG to acquire Comverge at a low price.

C.	The Preclusive Deal Protection Devices

45. On March 26, 2012, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

46. First, the Individual Defendants are attempting to circumvent the requirement of a shareholder vote through a “Top Up Option” which Comverge’s Board granted to HIG. The Top Up Option allows HIG to acquire up to 90% plus one share and pursue a short form merger under 8 Del. C. § 253.

47. The Merger Agreement contains an illusory 30 day “go shop” period, followed by a strict “no shop” period. By way of example, §7.5 of the Merger Agreement contains a provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by HIG. This section in the Merger Agreement further demands that the Company terminate any and all prior or, on-going discussions, with other potential suitors. Despite the fact that Defendants have already “locked up” the transaction in favor of HIG and precluded the Comverge Board from soliciting alternative bids, the Merger Agreement provides other ways to guarantee that HIG will be the Company’s only suitor.

48. Pursuant to §7.5 (q) of the Merger Agreement, should an unsolicited buyer arise, the Company must notify HIG of the buyer’s offer within 24 hours. Thereafter, should the Board determine that the unsolicited offer is superior, pursuant to which HIG is granted 3 days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid ceases to constitute a superior proposal.

49. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor HIG and piggy-back upon the due diligence of the foreclosed alternative bidder.

50. In addition, the Merger Agreement provides that Comverge must pay to HIG a termination fee of up to $1,993,310 and expenses up to $1.5 million (which collectively amount to approximately 7% of the equity value of the deal) if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

51. Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of HIG’s inadequate offer.

52. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

53. Plaintiff repeats and realleges each allegation set forth herein.

54. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Comverge.

55. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Comverge.

56. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Comverge because, among other reasons, they failed to take steps to maximize the value of Comverge to its public shareholders.

57. The Individual Defendants dominate and control the business and corporate affairs of Comverge, and are in possession of private corporate information concerning Comverge’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Comverge which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

58. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

59. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Comverge’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

60. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

61. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against HIG for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

62. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

63. HIG has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Comverge’s public shareholders, and has participated in such breaches of fiduciary duties.

64. HIG knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, HIG rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

65. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: March 30, 2012

FARUQI & FARUQI, LLP

	By:	/s/ James P. McEvilly, III
James P. McEvilly, III (Del. Bar No. 4807) 20 Montchanin Road, Suite 145 Wilmington, DE 19807
Tel: (302) 482-3182
Fax: (302) 482-3612

Attorneys for Plaintiff
Saravanan Somlinga

OF COUNSEL:

FARUQI & FARUQI, LLP
Juan E. Monteverde, Esquire
369 Lexington Avenue, 10th Fl. New York, NY 10017
Tel.: (212) 983-9330
Fax: (212) 983-9331